FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of May 2015

SANTANDER UK PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

18 MAY 2015

SANTANDER UK PLC

BOARD CHANGES

Santander UK today announces that Genevieve Shore has been appointed a Non-Executive Director and will join the Board with immediate effect.

Furthermore, Santander UK announces that current Board Director, Scott Wheway, has been appointed as the Senior Independent Director with immediate effect.

- Ends -

For media enquiries, please contact:

Jennifer Scardino	(Director of Corporate Affairs and Marketing)	020 7756 4886

Notes to Editors:

Genevieve Shore CV

Currently Non-Executive Director of Moneysupermarket.com Group plc, Scottish Television (STV Group plc) and Next Fifteen Communications Group plc bringing technology and digital media expertise to their respective Boards. Currently Chairs the Remuneration Committees of Next Fifteen Communications Group plc and STV Group plc, together with being a member of the STV Group plc Board Nominations Committee. Also a member of the Board Audit and Nomination Committees of Next Fifteen Communications Group plc as well as a member of Board Audit, Risk, Remuneration and Nominations Committees of Moneysupermarket.com Group plc.

Scott Wheway CV

Scott Wheway brings extensive retail and consumer knowledge to the Board. He has extensive experience in the retail sector, having formerly held various senior roles within Tesco plc, including Operations Director and CEO, Tesco Japan. Following this, he was CEO of Best Buy Europe and Managing Director and Retail Director of Boots Company plc (now known as The Boots Company Ltd) and Managing Director of Boots the Chemist at Alliance Boots plc. Scott also has experience of the financial services sector through his Non-Executive directorship of Aviva plc, where he was Chairman of the Remuneration Committee and is now Chair of the Governance Committee and a member of their Audit Committee. He is also Chair of Aviva Insurance Limited.

Additional information about Santander UK and Banco Santander, S.A.

Banco Santander (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Santander is the largest bank in the euro zone by market capitalization. Founded in 1857, Santander had EUR 1.43 trillion in managed funds, 107 million customers, and 12,951 branches – more than any other international bank – and 185,405 employees at the close of 2014. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States. In the first half of 2014, Santander registered EUR 2.756 billion in attributable profit, an increase of 22% from the same period of the previous year.

Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. As at 31 December 2014, Santander UK serves more than 14 million active customers with c. 20,000 employees and operates through 921 branches and 66 regional Corporate Business Centres.

Banco Santander, S.A. has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.santander.co.uk.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

SANTANDER UK PLC

Dated: 18 May 2015	By / s / Jessica Petrie
(Authorized Signatory)